**ITEM 2: MATERIALS PUBLISHED ON
WWW.MAKEUSSTEELGREATAGAIN.COM
April 7 and 8, 2025**


View our Presentation: Make U.S. Steel Great Again - The Case for New Leadership with a Proven Strategy →

MAKE U.S. STEEL GREAT AGAIN

Prior to entering into a merger agreement with Nippon, U.S. Steel had deteriorated in our eyes due to years of dismal capital allocation, frayed labor relations, neglect of union plants and poor operational execution under CEO David Burritt and the current Board of Directors.

If the deal collapses, our nominees provide a lower risk solution for shareholders and offer the right skills and experience – and a viable plan – to execute a successful turnaround of U.S. Steel in the public market.

READ OUR LETTER TO SHAREHOLDERS    VIEW OUR PRESENTATION

If our nominees are elected, they are committed to respecting shareholder feedback and sustaining all efforts to secure a reversal of the executive order blocking the $55 per share transaction.

Our nominees are also committed to ceasing all frivolous litigation that undermines the Company's relationship with key stakeholders.



UNDERPERFORMING CEO

The Board has failed to hold Mr. Burritt accountable for his poor implementation of what we deem a flawed strategy and his inability to effectively operate the business.



DAMAGED LABOR RELATIONS

Years of broken promises related to Mr. Burritt's strategy shift away from U.S. Steel's NAFR assets have irreparably hurt the Company's relationship with the United Steelworkers.



NO CONTINGENCY PLAN

The Board remains committed to an underperforming leader who lacks the ability to lead a standalone U.S. Steel if the transaction fails and has threatened to close valuable mills and cut jobs.



A STATE OF CORROSION

Without the deal, under current leadership, U.S. Steel will be in a dire state due to its excessive capital spending, high debt, soft earnings and nonexistent contingency plan.

THE CASE FOR CHANGE ›



OUR FIT-FOR-PURPOSE SLATE



Alan Kestenbaum
Former CEO, Stelco Holdings Inc.



Jamie Boychuk
Former Executive Vice President of Operations, CSX Transportation



Fredrick D. DiSanto
Chairman & CEO, Ancora Holdings



Robert P. Fisher, Jr.
President & CEO, George F. Fisher Inc.



Dr. James K. Hayes
Former Vice President, Westinghouse Air Brake Technologies Corporation



Roger K. Newport
Former CEO, AK Steel Holding Corporation



Shelley Y. Simms
General Counsel & Chief Compliance Officer, Xponance Inc.



Peter T. Thomas
Former President & CEO, Ferro Corporation



David J. Urban
Managing Director, BGR Group

MEET OUR SLATE ›

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MAKE U.S. STEEL
GREAT AGAIN

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Resources

Important Materials


Make U.S. Steel Great Again - The Case for New Leadership with a Proven Strategy
APRIL 8, 2025


Ancora Releases Presentation on U.S. Steel
APRIL 8, 2025 / BUSINESS WIRE


Ancora Letter to U.S. Steel Stockholders
APRIL 7, 2025


Ancora Sends Letter to U.S. Steel Stockholders Regarding its Slate's Win-Win Solution to Maximize Value
APRIL 7, 2025 / BUSINESS WIRE


Ancora Calls on U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders Until After CFIUS Review
APRIL 7, 2025 / BUSINESS WIRE


Ancora Reiterates Call for U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders
MARCH 18, 2025 / BUSINESS WIRE


Letter to the U.S. Steel Board re: Delaying the 2025 Annual Meeting
FEBRUARY 27, 2025


Ancora Urges U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders
FEBRUARY 27, 2025


Presentation: A U.S. Solution for U.S. Steel
FEBRUARY 19, 2025 / INVESTOR WEBINAR



Presentation Replay: A U.S. Solution for U.S. Steel

FEBRUARY 19, 2025 / VIDEO



220 Demand Letter

FEBRUARY 18, 2025 / ANCORA TO U.S. STEEL



Ancora Announces Investor Conference Call and Releases 220 Demand Letter Sent to the Board of Directors of U.S. Steel

FEBRUARY 18, 2025 / BUSINESS WIRE



Ancora Issues Letter to U.S. Steel's Board of Directors Following Failed Attempts to Resurrect the Dead Nippon Transaction

FEBRUARY 10, 2025 / BUSINESS WIRE



Ancora Nominates Majority Slate of Director Candidates and Proposes Industry Legend Alan Kestenbaum as New CEO to Turn Around U.S. Steel

JANUARY 27, 2025 / BUSINESS WIRE



MAKE U.S. STEEL
GREAT AGAIN

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Our Slate

Our Commitment

How To Vote

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ITEM 3: MATERIALS PUBLISHED ON
WWW.ANCORAALTS.COM
April 7 and 8, 2025



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Category

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PRESS RELEASES

Ancora Releases Presentation on U.S. Steel

APR 8, 2025

SOURCE: BUSINESS WIRE



PRESS RELEASES

Ancora Calls on U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders Until After CFIUS Review

APR 7, 2025

SOURCE: BUSINESS WIRE



PRESS RELEASES

Ancora Sends Letter to U.S. Steel Stockholders Regarding its Slate's Win-Win Solution to Maximize Value

APR 7, 2025

SOURCE: BUSINESS WIRE



PRESS RELEASES

Ancora Reiterates Call for U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders

MAR 18, 2025

SOURCE: BUSINESS WIRE



PRESS RELEASES CAMPAIGNS

Ancora Urges U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders

FEB 27, 2025

SOURCE: BUSINESS WIRE



CAMPAIGNS PRESS RELEASES

Ancora Announces Investor Conference Call and Releases 220 Demand Letter Sent to the Board of Directors of U.S. Steel

FEB 18, 2025

SOURCE: BUSINESS WIRE



PRESS RELEASES

Ancora Issues Letter to U.S. Steel's Board of Directors Following Failed Attempts to Resurrect the Dead Nippon Transaction

FEB 10, 2025

SOURCE: BUSINESS WIRE



PRESS RELEASES

Ancora Nominates Majority Slate of Director Candidates and Proposes Industry Legend Alan Kestenbaum as New CEO to Turn Around U.S. Steel

JAN 27, 2025

SOURCE: BUSINESS WIRE



PRESS RELEASES PRESENTATIONS

Ancora Releases Amcor plc



PRESENTATIONS CAMPAIGNS

The Unrealized Value Creation



PRESS RELEASES CAMPAIGNS

Ancora Releases Presentation



CAMPAIGNS

Ancora, Norfolk Southern strike

Investment Thesis Presented at the Annual Bloomberg Activism Forum

DEC 10, 2024

SOURCE: BUSINESS WIRE

Opportunity at Harmonic

NOV 18, 2024

SOURCE: ANCORA ALTERNATIVES

Highlighting the Opportunity for Significant Near-Term Value Creation at Harmonic

NOV 18, 2024

SOURCE: BUSINESS WIRE

settlement deal to avert proxy fight

NOV 14, 2024

SOURCE: CNBC



NEWS

Fred DiSanto (Ancora) — Connecting Dots, Activist Investing, Mentorship, and Deal Making

AUG 29, 2024

SOURCE: LAY OF THE LAND



CAMPAIGNS   PRESS RELEASES

Ancora Issues Letter to Forward Air Corporation's Board of Directors Regarding the Need to Initiate a Strategic Review Based on Acquirer Interest

AUG 20, 2024

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Secures Meaningful Change at Norfolk Southern

MAY 9, 2024

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

All Three Leading Independent Proxy Advisory Firms Recommend Norfolk Southern Shareholders Vote "FOR" Significant Boardroom Change on the BLUE Proxy Card

MAY 3, 2024

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora's Proposed Directors and Management for Norfolk Southern Win Support From the Brotherhood of Locomotive Engineers and Trainmen Division of the International Brotherhood of Teamsters

APR 26, 2024

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Receives Support From the Brotherhood of Maintenance of Way Employees Division of the International Brotherhood of Teamsters For a Change in Leadership at Norfolk Southern

APR 25, 2024

SOURCE: BUSINESS WIRE



NEWS

Activist Investor Ancora on its case for a new CEO, board at Norfolk Southern

APR 18, 2024

SOURCE: CNBC



PRESENTATIONS   CAMPAIGNS

Move NSC Forward: The Case for Operationally Proficient Leaders and a PSR-Powered Scheduled Network

APR 15, 2024

SOURCE: ANCORA ALTERNATIVES

CAMPAIGNS   PRESS RELEASES

Ancora Releases Presentation Containing its Slate's Plan for Implementing and Running a PSR-Powered Scheduled Network at Norfolk Southern

APR 15, 2024

SOURCE: BUSINESS WIRE

CAMPAIGNS   PRESS RELEASES

Ancora Sends Letter to Norfolk Southern Shareholders Regarding the Three-Year Path to Superior Performance and Significant Value Creation

MAR 26, 2024

SOURCE: BUSINESS WIRE

CAMPAIGNS   PRESS RELEASES

Ancora's Proposed Directors and Management Team Release Statement and White Paper Regarding Opportunities for Enhanced Safety at Norfolk Southern

MAR 7, 2024

SOURCE: BUSINESS WIRE

PRESENTATIONS

Overview: The Case for Change at Elanco's 2024 Annual Meeting

FEB 29, 2024

SOURCE: ANCORA ALTERNATIVES





CAMPAIGNS   PRESS RELEASES

Ancora Nominates Four Highly Qualified, Independent Director Candidates and Urges Orderly CEO Succession at Elanco Animal Health

FEB 29, 2024

SOURCE: BUSINESS WIRE



PRESENTATIONS

The Case for Leadership, Safety & Strategy Changes at Norfolk Southern

FEB 20, 2024

SOURCE: ANCORA ALTERNATIVES



CAMPAIGNS   PRESS RELEASES

Investor Group Announces Slate of Highly Qualified, Independent Director Candidates and Proposed Management Team for Norfolk Southern Corporation

FEB 20, 2024

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Sends Open Letter to Omni Logistics Regarding Apparent Efforts to Suppress Opposition to the Transaction with Forward Air

NOV 16, 2023

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Supports Forward Air's Decision to Evaluate Termination of Prospective Transaction with Omni

OCT 26, 2023

SOURCE: BUSINESS WIRE



PRESENTATIONS

The Value Creation Opportunity at Forward Air

OCT 17, 2023

SOURCE: ANCORA ALTERNATIVES



CAMPAIGNS   PRESS RELEASES

Ancora Issues Presentation Detailing Value Creation Opportunity at Forward Air

OCT 17, 2023

SOURCE: BUSINESS WIRE



PRESS RELEASES

Mueller Water Products Announces Leadership Transition and Continued Board Refreshment

AUG 23, 2023

SOURCE: GLOBENEWSWIRE



PRESS RELEASES

Ancora Sends Letter to Board of Directors of Avon Protection PLC to Urge an Immediate Review of Strategic Alternatives

JUN 20, 2023

SOURCE: PR NEWSWIRE



PRESS RELEASES

Ancora Urges Algonquin's Board of Directors to Accelerate Previously Announced Divestitures Following Termination of the Kentucky Power Transaction

APR 17, 2023

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Issues Statement Regarding Shareholders' Approval of the IAA and Ritchie Bros. Combination

MAR 14, 2023

SOURCE: BUSINESS WIRE



PRESENTATIONS

Response to Luxor's Apparent "Short and Distort" Campaign Against IAA & Ritchie Bros.

FEB 23, 2023

SOURCE: ANCORA ALTERNATIVES



PRESENTATIONS

The Compelling Value Creation Opportunity From the IAA-RB Combination

FEB 8, 2023

SOURCE: ANCORA ALTERNATIVES



CAMPAIGNS   PRESS RELEASES

Ancora Issues Presentation Detailing Its Rationale for Supporting the IAA-Ritchie Bros. Combination

FEB 8, 2023

SOURCE: BUSINESS WIRE



PRESS RELEASES

Ancora Issues Statement of Support Regarding Management Transition at Kohl's

NOV 8, 2022

SOURCE: BUSINESS WIRE



PRESS RELEASES

Ancora Sends Letter to the Board of Directors of Kohl's Regarding the Need for a New Chairman and Chief Executive Officer with Turnaround Experience

SEP 22, 2022

SOURCE: BUSINESS WIRE



SpartanNash

CAMPAIGNS PRESS RELEASES

ISS Recommends SpartanNash Shareholders Vote for Boardroom Change on Macellum and Ancora's BLUE Proxy Card

MAY 31, 2022

SOURCE: BUSINESS WIRE



everbridge

CAMPAIGNS PRESS RELEASES

Ancora Calls on Everbridge to Initiate Sale Process Following Damning Annual Meeting Results

MAY 26, 2022

SOURCE: BUSINESS WIRE



SpartanNash

PRESENTATIONS

Reinforcing the Need for New, Qualified and Independent Directors at SpartanNash

MAY 18, 2022

SOURCE: ANCORA ALTERNATIVES



SpartanNash

PRESENTATIONS

Our Solution to Create Value for Long-Suffering SpartanNash Shareholders

MAY 11, 2022

SOURCE: ANCORA ALTERNATIVES



SpartanNash

CAMPAIGNS PRESS RELEASES

Macellum and Ancora Release Presentation Regarding the Urgent Need for Boardroom Change at SpartanNash

MAY 11, 2022

SOURCE: BUSINESS WIRE



mb The Middlefield Banking Company

PRESS RELEASES

Ancora Issues Open Letter to Middlefield Banc Corp. Shareholders

APR 18, 2022

SOURCE: BUSINESS WIRE



everbridge

CAMPAIGNS PRESS RELEASES

Ancora Issues Statement Regarding Potential Acquirer Interest in Everbridge

APR 4, 2022

SOURCE: BUSINESS WIRE



ANCORA

NEWS

The Landscape: Ancora executives talk activist investing, state of the economy

APR 1, 2022

SOURCE: CRAIN'S CLEVELAND BUSINESS



SpartanNash

CAMPAIGNS PRESS RELEASES

Macellum and Ancora Nominate Three Highly Qualified and Independent Candidates for Election to SpartanNash's Board of Directors

MAR 18, 2022

SOURCE: BUSINESS WIRE



everbridge

CAMPAIGNS PRESS RELEASES

Ancora Issues Open Letter to the Board of Directors of Everbridge Regarding the Urgent Need to Explore Strategic Alternatives

MAR 17, 2022

SOURCE: BUSINESS WIRE



IAA

CAMPAIGNS PRESS RELEASES

Ancora Issues Letter to IAA's Board of Directors Regarding the Need for a Leadership Change or Sale Process

MAR 15, 2022

SOURCE: BUSINESS WIRE



ANCORA

NEWS

Analysis: Elliott, Ancora lead hedge funds in pushing for more women on boards

JAN 12, 2022

SOURCE: REUTERS



Berry

PRESS RELEASES

Ancora Sends Letter to the Board of Directors of Berry Global Regarding Opportunities for Enhanced Value Creation

NOV 29, 2021

ANCORA

NEWS

2021 HFM US Performance Award Winner

NOV 4, 2021

BLUCORA

CAMPAIGNS PRESS RELEASES

Ancora Issues Letter to the Board of Directors of Blucora Regarding the Need to Run a Credible Review of Strategic Alternatives for TaxAct

AUG 9, 2021

BLUCORA

CAMPAIGNS PRESS RELEASES

ISS Recommends Blucora Stockholders Vote For Boardroom Change on Ancora's WHITE Proxy Card

APR 9, 2021

SOURCE: BUSINESS WIRE

SOURCE: WITH INTELLIGENCE

SOURCE: BUSINESS WIRE

SOURCE: BUSINESS WIRE

PRESENTATIONS

The Need for Stockholder-Driven Change in Blucora's Boardroom

MAR 30, 2021

SOURCE: ANCORA ALTERNATIVES

CAMPAIGNS PRESS RELEASES

Ancora Releases Presentation Detailing the Case for Urgent Change Atop Blucora

MAR 30, 2021

SOURCE: BUSINESS WIRE

CAMPAIGNS PRESS RELEASES

Ancora Releases Q&As With its Four Director Candidates Standing for Election at Blucora's Upcoming Annual Meeting

MAR 22, 2021

SOURCE: BUSINESS WIRE

NEWS

Kohl's Has Underperformed for 20 Years, Ancora's DiSanto Says

MAR 12, 2021

SOURCE: BLOOMBERG MARKETS

CAMPAIGNS PRESS RELEASES

Ancora Files Definitive Proxy Statement and Sends Letter to Blucora Stockholders

MAR 10, 2021

SOURCE: BUSINESS WIRE

NEWS

Activist Investing Today: Ancora's Chadwick on Kohl's, Forward Air

MAR 8, 2021

SOURCE: THE DEAL



CAMPAIGNS PRESS RELEASES

Ancora Nominates Four Highly Qualified Candidates for Election to the Board of Forward Air Corporation

FEB 10, 2021

SOURCE: BUSINESS WIRE

NEWS

Activist Investing Today Podcast: Ancora's Chadwick Talks Working With Activist Pioneer Ralph Whitworth

OCT 18, 2018

SOURCE: THE DEAL

‹ PREV NEXT ›

To learn more, contact Ancora Alternatives

CONTACT US →

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ITEM 6: MATERIALS PUBLISHED ON
X.COM
April 8, 2025

Make U.S. Steel Great Again ✔
@MakeUSSGreat

Promote

Following news that the Trump administration has ordered another CFIUS review of the Nippon deal, Ancora issued its third public statement calling for the @U_S_Steel Board to delay the 2025 Annual Meeting until stockholders have clarity around the deal and can make an informed decision regarding the future of U.S. Steel.

View the release: bit.ly/3GO2yMd #MUSSGA



MAKE U.S. STEEL
GREAT AGAIN

Ancora Calls on U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders Until After CFIUS Review

MakeUSSteelGreatAgain.com

10:06 AM · Apr 8, 2025

Make U.S. Steel Great Again
@MakeUSSGreat

Promote

Ancora has released an extensive presentation detailing its slate's win-win strategy for @U_S_Steel stockholders, entitled "Make U.S. Steel Great Again: The Case for New Leadership with a Proven Strategy."

View the presentation: bit.ly/43IJ48T #MUSSGA



MAKE U.S. STEEL GREAT AGAIN
Ancora Releases Presentation on U.S. Steel
MakeUSSteelGreatAgain.com

11:58 AM · Apr 8, 2025 · **2** Views

ITEM 7: MATERIALS PUBLISHED ON
LINKEDIN
April 8, 2025

Ancora Holdings Group
3,408 followers
now · 🌐

Following news that the Trump administration has ordered another CFIUS review of the Nippon deal, Ancora issued its third public statement calling for the United States Steel Corporation Board to delay the 2025 Annual Meeting until stockholders have clarity around the deal and can make an informed decision regarding the future of U.S. Steel.

View the release: https://bit.ly/3G02yMd



MAKE U.S. STEEL
GREAT AGAIN

Ancora Calls on U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders Until After CFIUS Review

MakeUSSteelGreatAgain.com

👍 Like   💬 Comment   🔁 Repost

Ancora Holdings Group
3,409 followers
now ·

Ancora has released an extensive presentation detailing its slate's win-win strategy for United States Steel Corporation stockholders, entitled "Make U.S. Steel Great Again: The Case for New Leadership with a Proven Strategy."

View the presentation: https://bit.ly/43IJ48T



👍 Like   💬 Comment   🔁 Repost

ITEM 8: EMAIL SENT TO SUBSCRIBERS OF WWW.MAKEUSSTEELGREATAGAIN.COM
April 8, 2025





MAKE U.S. STEEL
GREAT AGAIN

Ancora Calls for U.S. Steel to Delay Annual Meeting in Light of CFIUS Review, Issues Presentation on Slate's Win-Win Strategy

Fellow Stakeholder:

Following news that the Trump administration has ordered another CFIUS review of the Nippon deal, Ancora is once again calling for the U.S. Steel Board to delay the 2025 Annual Meeting, currently scheduled for May 6, until stockholders have clarity around the deal and can make an informed decision regarding the future of U.S. Steel.

VIEW THE RELEASE

Ancora has also released an extensive presentation "Make U.S. Steel Great Again: The Case for New Leadership with a Proven Strategy," detailing its slate's go-forward plan for U.S. Steel. The plan represents a win-win strategy for the Company's stockholders, whether the deal with Nippon gets approved or in a standalone scenario.

VIEW THE PRESENTATION

As a reminder, stockholders can vote to elect our full slate on the **GOLD** Universal Proxy Card prior to or at this year's Annual Meeting on May 6.

Sincerely,
Ancora Holdings Group

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New York, NY 10018, United States

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